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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURIEL SIEBERT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 EXCHANGE PLACE, SUITE 800
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL COLOMBINO (310) 432-2192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY US, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL COLOMBINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURIEL SIEBERT & CO., INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN TSIALAS
COMMISSION NUMBER GG 251797
EXPIRES Sept. 15, 2022
BONDED THRU NOTARY
Notary Public, State of Florida

Michael Colombino 2/26/2021
Signature

CFO
Title

Florida Driver's License
XXXX-XXX-XX-241-0

John Tsialas 02/26/2021
Notary Public
State of Florida, County Miami Dade

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

Year Ended December 31, 2020

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Muriel Siebert & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2017.

New York, New York
February 26, 2021

MURIEL SIEBERT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
Current assets	
Cash and cash equivalents	$ 2,227,000
Cash and securities segregated for regulatory purposes	324,924,000
Receivables from customers	95,358,000
Receivables from broker-dealers and clearing organizations	15,112,000
Other receivables	1,681,000
Prepaid service contract - current	809,000
Prepaid expenses and other assets	1,401,000
Securities borrowed	905,785,000
Securities owned, at fair value	2,623,000
Total Current assets	1,349,920,000
Deposits with broker-dealers and clearing organizations	4,209,000
Prepaid service contract – non-current	1,004,000
Furniture, equipment, and leasehold improvements, net	740,000
Software, net	619,000
Lease right-of-use assets	2,162,000
Deferred tax assets	4,296,000
Total Assets	$ 1,362,950,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Current liabilities	
Payables to customers	$ 380,524,000
Payables to non-customers	11,570,000
Drafts payable	4,021,000
Payables to broker-dealers and clearing organizations	1,810,000
Accounts payable and accrued liabilities	2,806,000
Securities loaned	920,811,000
Securities sold, not yet purchased, at fair value	21,000
Notes payable - related party	3,000,000
Current portion of lease liabilities	1,185,000
Total Current liabilities	1,325,748,000
Lease liabilities, less current portion	1,298,000
Total Liabilities	1,327,046,000
Commitment and Contingent Liabilities	
Stockholder's Equity:	
Common stock, $1 par value; 1,000 shares authorized; 649 shares issued	1,000
Additional paid-in capital	21,567,000
Retained earnings	14,336,000
Total Stockholder's Equity	35,904,000
Total Liabilities and Stockholder's Equity	$ 1,362,950,000

Numbers are rounded for presentation purposes. See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2020

Balance – January 1, 2020	$ 5,000,000
Increases during the period	3,000,000
Decreases during the period	(5,000,000)
Balance – December 31, 2020	$ 3,000,000

Numbers are rounded for presentation purposes. See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1. Business

Muriel Siebert & Co., Inc. ("MSCO" or the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), is registered as a broker-dealer with FINRA and engages in the business of providing brokerage services for customers and trading securities for its own account.

The Company is headquartered in New York, NY, with primary operations in New Jersey, Florida, and California. The Company has various offices throughout the United States of America (U.S.) and clients around the world.

The Company primarily operates in the securities brokerage and asset management industry. All of the Company's revenues for the year ended December 31, 2020 were derived from its operations in the U.S.

As of December 31, 2020, the Company is comprised of a single operating segment based on the factors related to management's decision-making framework as well as management evaluating performance and allocating resources based on assessments of the Company from a consolidated perspective.

Acquisition of StockCross

In January 2019, the Company purchased approximately 15% of the outstanding shares of StockCross Financial Services, Inc. ("StockCross"), a clearing broker-dealer. Subsequently, the Parent acquired the remaining 85% of StockCross' outstanding shares, and effective January 1, 2020, StockCross was merged with and into the Company.

As of the date of the Parent's acquisition of StockCross, the Parent and StockCross were entities under common control of Gloria E. Gebbia, the Company's principal stockholder, and members of her immediate family (collectively, the "Gebbia Family"). The acquisition represented a change in reporting entity and as such, the entities have been presented on a combined basis for the period presented in the financial statements. *See "Note 3 – Acquisition of StockCross" for additional detail.*

COVID-19

The challenges posed by the COVID-19 pandemic on the global economy increased significantly starting in the first quarter of 2020. COVID-19 has spread across the globe during 2020 and has impacted economic activity worldwide. In response to COVID-19, national and local governments around the world have instituted certain measures, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing.

The Company instituted a number of temporary closures of branch offices; however, as of the date of the filing of this report, all of the Company's branch offices have been re-opened while maintaining compliance with federal, state and local mandates and guidelines. The Company has taken significant steps to ensure that its employees and customers are operating in a safe environment by implementing measures such as social distancing, sanitizing workstations, temperature checks, requiring masks, and alternating staff. The impact from the COVID-19 pandemic has caused certain revenue streams of the Company to decrease; however, the Company has implemented various initiatives to offset this decline.

The Company is actively monitoring the impact of COVID-19 on the Company's business, financial condition, liquidity, operations, employees, clients, and business partners. Based on management's assessment as of December 31, 2020, the ultimate impact of COVID-19 on the Company's business, results of operations, financial condition and cash flows is dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which are uncertain and cannot be predicted at this time.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company makes significant estimates that affect the reported amounts of assets, liabilities, revenue, and expenses. The estimates relate primarily to revenue and expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing the Company's books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation. Estimates are used in depreciation, income taxes, and the contingent liabilities related to legal and healthcare expenses. The Company also estimates the valuation allowance for its deferred tax assets based on the more likely than not criteria. The Company believes that its estimates are reasonable.

Accounting for Acquisitions

ASC 805 is used for accounting in business acquisitions. ASC 805 requires that goodwill be recognized separately from assets acquired and liabilities assumed at their acquisition date fair values. Goodwill, as of the date of acquisition, is determined as the excess of the consideration transferred net of the acquisition date fair values of assets acquired and liabilities assumed. Fair value estimates at acquisition date may be assessed internally or externally using third parties. As part of the valuation and appraisal process, the third-party appraiser prepares a report assigning estimated acquisition date fair values to assets and liabilities. These fair value estimations are subjective and require careful consideration and sound judgment. Management reviews the third-party reports for fairness of the assigned values. The Company has no goodwill as of December 31, 2020.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks, and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business. The Company has experienced no material historical losses in relation to its contra-parties for the year ended December 31, 2020.

Cash and Cash Equivalents

Cash and cash equivalents are all cash balances that are unrestricted. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2020, the Company did not hold any cash equivalents. At time, cash balances may exceed Federal Deposit Insurance Corporation insured limits.

Cash and Securities Segregated For Regulatory Purposes

The Company is subject to Exchange Act Rule 15c3-3, referred to as the "Customer Protection Rule," which requires segregation of funds in a special reserve account for the exclusive benefit of customers. As of December 31, 2020, the Company did not have any securities segregated for regulatory purposes. Effective upon the Parent's acquisition of StockCross on January 1, 2020, the requirements and special reserve accounts of the Company and StockCross were combined. *See "Note 13 – Capital Requirements" for additional detail.*

Receivables From and Payables To Customers

Accounts receivable from and payable to customers include amounts due and owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. An allowance is established when collectability is not reasonably assured. When the receivable from a brokerage client is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize

margin or other similar transactions, are not reflected in the statement of financial condition. No valuation allowance for doubtful accounts was necessary as of December 31, 2020.

Receivables From, Payables To, and Deposits With Broker-Dealers and Clearing Organizations

Accounts receivable from and payable to broker-dealers includes amounts due from / to introducing broker-dealers, fail-to-deliver and fail-to-receive items, and amounts receivable for unsettled regular-way transactions. Deposits with broker-dealers and clearing organizations include amounts held on deposit with broker-dealers and clearing organizations. *See "Note 4 – Receivables from, Payables to, and Deposits with Broker-Dealers and Clearing Organizations" for additional detail.*

The Company's customer transactions for the year ended December 31, 2020 were both self-cleared and cleared on a fully disclosed basis through National Financial Services Corp. ("NFS"). The Company operates on a month-to-month basis with its broker-dealers and their fees are offset against the Company's revenues on a monthly basis.

Under the Depository Trust and Clearing Corporation ("DTCC") shareholders' agreement, the Company is required to participate in the DTCC common stock mandatory purchase. As of December 31, 2020, the Company had 27.56 shares of DTCC common stock valued at approximately $937,000 which is included within the line item "Deposits with broker-dealers and clearing organizations."

The Company evaluates receivables from broker-dealers and clearing organizations and other receivables for collectability noting no amount was considered uncollectable as of December 31, 2020. No valuation allowance is recognized for these receivables as the Company does not have a history of losses and does not anticipate losses in the future. *See "Note 11 – Revenue Recognition" for additional detail on the accounting policies for the revenue related to these receivables.*

Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

Securities owned, at fair value represent marketable securities owned by the Company at trade-date valuation. Securities sold, not yet purchased, at fair value represent marketable securities sold by the company prior to purchase at trade-date valuation. *See "Note 6 – Fair Value Measurements" for additional detail.*

Securities Borrowed and Securities Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities loaned are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value of the securities and obtains or refunds collateral as necessary.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally not exceeding four years. Leasehold improvements are amortized over the shorter of the estimated useful life or remaining lease term unless the lease transfers ownership of the underlying asset to the lessee, or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee will amortize over the estimated useful life of the leasehold improvements.

Software

The Company capitalizes certain costs for software such as website and other internal technology development and amortizes them over their useful life, generally not exceeding three years. Depending on the terms of the contract, the Company either records costs from software hosting arrangements as prepaid assets and amortizes them over the contract term, or the costs are expensed as incurred.

The Company enters into certain software hosting arrangements where the associated professional development services work is capitalized and then amortized over the term of the contract.

Other software costs such as routine maintenance and various data services to provide market information to customers are expensed as incurred.

Payables to Non-Customers

Payables to non-customers includes amounts due on cash and margin transactions on accounts owned and controlled by principal officers and directors of the Company. Payables to non-customers amounts include any amounts received from interest on credit balances.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank as of the end of the period.

Revenue Recognition

Revenue from contracts with customers and counterparties includes commissions and fees, principal transactions, market making, stock borrow / stock loan, margin interest, marketing and distributions fees, as well as interest income and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. For the year ended December 31, 2020, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

As of December 31, 2020, the transaction with StockCross did not impact the Company's existing revenue streams as StockCross had consistent application of the revenue recognition guidance.

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for income taxes line in the statement of income. Accrued interest and penalties would be included on the related tax liability line in the accompanying statement of financial condition.

Capital Stock

The authorized capital stock of the Company consists of a single class of common stock which is wholly-owned by the Parent.

Recently Issued Accounting Pronouncements

ASU 2019-12 - In December 2019, the FASB issued ASU No. 2019-12, "Simplifying the Accounting for Income Taxes." This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This guidance is effective for fiscal years beginning after December 15, 2020. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this new standard; however, the Company believes there will be no material impact to its financial statements.

Recently Adopted Accounting Pronouncements

ASU 2018-15 - In August 2018, the FASB issued Accounting Standards Update ("ASU") 2018-15, Intangibles, Goodwill and Other Internal-Use Software, (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires customers to apply the same criteria for capitalizing implementation costs incurred in a cloud computing arrangement that is hosted by the vendor as they would for an arrangement that has a software license. The standard is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The standard can be adopted prospectively or retrospectively. The Company adopted this new standard on January 1, 2020. *See "Note 5 – Prepaid Service Contract" for additional detail.*

ASU 2018-13 - In August 2018, the FASB issued ASU 2018-13, Fair value Measurement (Accounting Standards Codification ("ASC") 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosures, modifies certain disclosures and adds additional disclosures. The standard is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019 and early adoption is permitted. The Company adopted the new standard on its effective date, January 1, 2020, and determined it was immaterial to the Company's financial statements as of December 31, 2020.

ASU 2018-07 - In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718). ASU 2018-07 is intended to reduce cost and complexity of financial reporting for non-employee share-based payments. Currently, the accounting requirements for non-employee and employee share-based payments are significantly different. ASU 2018-07 expands the scope of Topic 718, which currently only includes share-based payments to employees, to include share-based payments to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, "Equity - Equity-Based Payments to Nonemployees." The amendments to ASU 2018-07 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company's adoption date of ASU No. 2014-09, (Topic 606), "Revenue from Contracts with Customers." The Company adopted the new standard on January 1, 2020. *See "Note 5 – Prepaid Service Contract" for additional detail.*

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company's financial statements and related disclosures as of December 31, 2020.

3. Acquisition of StockCross

Established in 1971, StockCross was one of the largest privately-owned brokerage firms in the nation and its operations consisted primarily of market making, fixed-income products distribution, online or broker-assisted equity trading, securities lending, and equity stock plan services.

The Parent acquired the remaining 85% of StockCross' outstanding shares in exchange for 3,298,774 shares of the Parent's common stock, and effective January 1, 2020, StockCross was merged with and into the Company. As of January 1, 2020, all clearing and other services provided by StockCross were performed by the Company.

Prior to being acquired by the Parent, StockCross and the Parent were affiliated entities through common ownership and had various related party transactions. As such, the acquisition was accounted for as a transaction between entities under common control and represented a change in reporting entity. Upon the closing of the acquisition, the net assets of the Company were combined with those of StockCross at their historical carrying amounts. The companies have been presented on a combined basis for historical amounts in a manner similar to a pooling of interests, as the period of common control existed prior to the period presented in the financial statements.

See "Note 3 – Acquisitions" on the Parent's Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed on May 28, 2020 for additional detail.

4. Receivables From, Payables To, and Deposits With Broker-Dealers and Clearing Organizations

Amounts receivable from, payables to, and deposits with broker-dealers and clearing organizations consisted of the following as of the period indicated:

	As of December 31, 2020
Receivables from and deposits with broker-dealers and clearing organizations	
DTCC / OCC / NSCC	$ 17,841,000
NFS	1,055,000
Securities fail-to-deliver	379,000
Globalshares	46,000
Total Receivables from and deposits with broker-dealers and clearing organizations	$ 19,321,000
Payables to broker-dealers and clearing organizations	
Securities fail-to-receive	$ 1,810,000
Total Payables to broker-dealers and clearing organizations	$ 1,810,000

5. Prepaid Service Contract

On April 21, 2020, the Company entered into a Master Services Agreement ("MSA"), with InvestCloud, Inc. ("InvestCloud"). Pursuant to the MSA, InvestCloud agreed to provide the Company with the InvestCloud Platform, a new client and back end interface and related functionalities for the Company's key operations. The Company agreed to pay InvestCloud as consideration therefore during the initial three-year term an annual license fee of $600,000 as well as an upfront professional service fee of $1.0 million for one-time configuration, installation, and customization of the software. Following the initial three-year term, the MSA will automatically renew for additional one-year terms unless terminated by the Company upon 120 days' notice.

In connection with the MSA, InvestCloud entered into a Side Letter Agreement ("Side Letter") with the Company pursuant to which InvestCloud acquired 193,906 shares of the Parent's restricted common stock (the "Shares") at a per share price of $5.81 (the Parent's share price as of the close of May 12, 2020) for a total of $1.1 million for professional services to integrate the InvestCloud Platform into the Parent's existing systems and Robo-Advisor. The Shares were issued to InvestCloud on May 12, 2020 without registration under the Securities Act of 1933 in reliance upon the exemption provided in Section 4(a)(2) thereunder. This transaction is reflected in the "Non-cash investing and financing activities" section of the statement of cash flows.

In accordance with ASU 2018-15, Intangibles, Goodwill and Other Internal-Use Software, the Company initially recorded a prepaid asset equal to the $2.1 million of the total professional services related to the development work performed by InvestCloud, which is within the line item "Prepaid service contract" on the statement of financial condition. The Company amortizes this asset over the 3-year term of the contract, a period during which the arrangement is noncancelable. The license fees related to the Company's use of the InvestCloud Platform are prepaid three months in advance and are also within the line item "Prepaid service contract" on the statement of financial condition. These prepaid license fees are amortized over the three-month term. The amortization for all the prepaid assets related to InvestCloud development is within the line item titled "Technology and communications" on the statement of income.

6. Fair Value Measurements

Overview

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for an identical asset or liability that the Company can assess at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a variety of factors, such as the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As such, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government securities: U.S. government securities are valued using quoted market prices and as such, valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate bonds and convertible preferred stock: The fair value of corporate bonds and convertible preferred stock are determined using recently executed transactions, market price quotations (when observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds and convertible preferred stocks are generally categorized in level 2 of the fair value hierarchy.

Equity securities: Equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

Certificates of deposit: Certificates of deposit included in investments are valued at cost, which approximates fair value. When certificates of deposits are held directly with banking institutions and issued directly to the Company, these are categorized within cash and cash equivalents in level 2 of the fair value hierarchy. When certificates of deposits are available for trading, they are categorized within securities owned, at fair value in level 2 of the fair value hierarchy.

Fair Value Hierarchy Tables

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of the period presented.

	As of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
U.S. government securities*	$ 2,029,000	$ —	$ —	$ 2,029,000
Certificates of deposit	—	91,000	—	91,000
Corporate bonds	—	24,000	—	24,000
Equity securities	345,000	134,000	—	479,000
Total Securities owned, at fair value	$ 2,374,000	$ 249,000	$ —	$ 2,623,000
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ —	$ 21,000	$ —	$ 21,000
Total Securities sold, not yet purchased, at fair value	$ —	$ 21,000	$ —	$ 21,000

*As of December 31, 2020, U.S. government securities mature on 08/31/2021

	Changes in Level 3 Equity Assets Year Ended December 31, 2020		
	Amount	Valuation Technique	Reason for Change
Balance – January 1, 2020	$ 288,000	Liquidation value based on valuation report	
Transfers out of level 3	(288,000)		Sale of equity security
Balance – December 31, 2020	$ —		

The following represents financial instruments in which the ending balances as of December 31, 2020 are not carried at fair value in the statement of financial condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents as well as cash and securities segregated for regulatory purposes are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. The Company had no cash equivalents or securities segregated for regulatory purposes as of December 31, 2020. Cash and cash equivalents and cash and securities segregated for regulatory purposes are classified as level 1.

Receivables and other assets: Receivables from broker-dealers and clearing organizations, receivables from customers, other receivables, prepaid service contract, and prepaid expenses and other assets are recorded at amounts that approximate fair value and are classified as level 2 under the fair value hierarchy.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as level 2 under the fair value hierarchy. The Company's securities borrowed and securities loaned balances represent amounts of equity securities borrow and loan contracts and are marked-to-market daily in accordance with standard industry practices which approximate fair value.

Payables: Payables to customers, payables to non-customers, drafts payable, payables to broker-dealers and clearing organizations, and accounts payable and accrued liabilities are recorded at amounts that approximate fair value due to their short-term nature and are classified as level 2 under the fair value hierarchy.

Notes payable – related party: The carrying amount of the notes payable – related party approximates fair value due to the relative short-term nature of the borrowing. Under the fair value hierarchy, the notes payable – related party is classified as level 2.

7. Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consist of the following as of the period indicated:

	As of December 31, 2020
Leasehold improvements	$ 1,389,000
Equipment	136,000
Furniture and fixtures	156,000
Total Furniture, equipment, and leasehold improvements	1,681,000
Less accumulated depreciation	(941,000)
Total Furniture, equipment, and leasehold improvements, net	$ 740,000

8. Software, Net

Software consisted of the following as of the period indicated:

	As of December 31, 2020
Software	$ 1,338,000
Less accumulated amortization	(719,000)
Total Software, net	$ 619,000

9. Leases

As of December 31, 2020, the Company rents office space under operating leases expiring in 2021 through 2024, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the statement of financial condition. The Company acquired two leases from the transaction with StockCross, the impact of which is reflected in the following disclosures.

As of December 31, 2020, the Company does not believe that any of the renewal options under the existing leases are reasonably certain to be exercised; however, the Company will continue to assess and monitor the lease renewal options on an ongoing basis.

	As of December 31, 2020
Assets	
Lease right-of-use assets	$ 2,162,000
Liabilities	
Lease liabilities	$ 2,483,000

The calculated amounts of the lease right-of-use assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the statement of income rather than capitalizing them as lease right-of-use assets.

The Company determined a discount rate of 5.0% would approximate the Company's cost to obtain financing given its size, growth, and risk profile.

Lease Term and Discount Rate	As of December 31, 2020
Weighted average remaining lease term – operating leases (in years)	2.3
Weighted average discount rate – operating leases	5.0%

The following table represents lease costs and other lease information. The Company has elected the package of practical expedients and as a result, expired leases and classification of leases per ASC 840 were not assessed as of the transition date. In addition, the Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable

lease cost primarily represents variable payments such as common area maintenance and utilities which are usually determined by the leased square footage in proportion to the overall office building.

	Year Ended December 31, 2020
Operating lease cost	$ 1,853,000
Short-term lease cost	102,000
Variable lease cost	360,000
Sublease income	—
Total Rent and occupancy	$ 2,315,000
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 2,027,000
Lease right-of-use assets obtained in exchange for new lease liabilities	
Operating leases	$ 2,337,000

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2020 were as follows:

Year	Amount
2021	$ 1,273,000
2022	756,000
2023	543,000
2024	56,000
Remaining balance of lease payments	2,628,000
Difference between undiscounted cash flows and discounted cash flows	145,000
Lease liabilities	$ 2,483,000

10. Notes Payable - Related Party

As of December 31, 2020, the Company had the below note payable to Gloria E. Gebbia, the Company's Director and the Parent's principal stockholder, the details of which are presented below:

Description	Issuance Date	Face Amount	Unpaid Principal Amount as of December 31, 2020
Subordinated to the Company 4% due November 30, 2021	November 30, 2020	$ 3,000,000	$ 3,000,000
Total Notes payable – related party		$ 3,000,000	$ 3,000,000

Notes subordinated to the Company are subordinated to the claims of general creditors, approved by FINRA, and are included in the Company's calculation of net capital and the capital requirements under FINRA and SEC regulations.

11. Revenue Recognition

Overview of Revenue

The primary sources of revenue for the Company are as follows:

Commissions and Fees

The Company earns commission revenue for executing trades for clients in individual equities, options, fixed income securities, as well as certain third-party mutual funds and ETFs. Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the

performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Principal Transactions

Principal transactions primarily represent riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. Principal transactions are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Market Making

Market making is revenue generated from the buying and selling of securities. Market making transactions are recorded on a trade-date basis as the securities transactions occur. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the counterparty. Securities owned are recorded at fair market value at the end of the reporting period.

Stock Borrow / Stock Loan

The Company borrows securities on behalf of retail clients to facilitate short trading, loans excess margin securities from client accounts, facilitates borrow and loan contracts for broker-dealer counterparties, and provides stock locate services to broker-dealer counterparties. The Company does not utilize stock borrow / stock loan activities for the purpose of financing transactions. Stock borrow / stock loan revenue is reported on a monthly basis net of expense. The performance obligation is satisfied on the contract date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the counterparty.

Margin Interest, Marketing and Distribution fees

Margin interest, marketing and distribution fees consists of two components: margin interest and 12b1 fees resulting from rebates in money market funds. Margin interest is the net interest charged to customers for holding financed margin positions, and 12b1 fees are fees paid to the Company related to trailing payments from money market funds. Margin interest, marketing and distribution fees are recorded as earned.

Interest Income

The Company earns interest from clients' accounts, net of payments to clients' accounts, and on the Company's bank balances, and is recorded as earned.

Other Income

Other income represents fees generated from correspondent clearing fees, corporate services client fees, payment for order flow, and transactional fees generated from client accounts. Transactional fees are recorded concurrently with the related activity. Other income is recorded as earned.

Categorization of Revenue

The below table lists each revenue stream and its related performance obligation:

Revenue Stream	Performance Obligation
Commissions and fees, Principal transactions, Market making, borrow / stock loan,	Provide financial services to customers and counterparties
Margin interest, marketing and distribution fees, Interest income, Other income	n / a

Other Items

For the year ended December 31, 2020, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

The Company concludes that its revenue streams have the same underlying economic factors, and as such, no disaggregation of revenue is required.

12. Income Taxes

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increased the limitation under IRC Section 163(j) for 2019 and 2020 to permit additional expensing of interest (ii) enacted a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k) and (iii) made modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhanced recoverability of AMT tax credits. The CARES Act did not have a significant impact on the financial statements.

The Company's provision for income taxes is comprised of the following:

	Year Ending December 31, 2020
Current	
Federal	$ 156,000
State and local	60,000
Total Current	216,000
Deferred	
Federal	$ 141,000
State and local	993,000
Total Deferred	1,134,000
Total Provision for income taxes	$ 1,350,000

The Company's effective tax rate differs from the U.S. federal statutory income tax rate of 21% for 2020 as follows:

	Year Ending December 31, 2020
Federal statutory income tax rate	$ 1,088,000
Tax amortization of intangible assets	(280,000)
Permanent differences	45,000
State and local taxes, net of federal benefit	249,000
Change in valuation allowance	107,000
Other	141,000
Provision for income taxes	$ 1,350,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31, 2020
Deferred tax assets:	
Net operating losses	$ 5,681,000
Lease liabilities	651,000
Share-based compensation	57,000
Subtotal	6,389,000
Less: valuation allowance	(1,343,000)
Total Deferred tax assets	$ 5,046,000
Deferred tax liabilities:	
Fixed assets	$ (750,000)
Other	—
Total Deferred tax liabilities	(750,000)
Net Deferred tax assets	$ 4,296,000

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and / or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income.

Based on historical operating profitability, positive trend of earnings and projected future taxable income, the Company concluded as of December 31, 2020 that certain of its U.S. deferred tax assets are realizable on a more-likely-than-not basis. The Company maintains a valuation allowance on certain federal net operating losses that are expected to expire unutilized and certain state net operating losses. The Company's valuation allowance increased by $107,000 during 2020. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

As of December 31, 2020, the Company had U.S. federal net operating loss carryforwards of approximately $8.6 million, of which (i) $8.5 million expire in varying amounts starting in 2033 to 2036 if not utilized, and (ii) $0.1 million have an indefinite carryforward period, but are only available to offset 80% of future taxable income. The U.S. federal net operating loss carryforwards are subject to annual limitation under Section 382 of the Internal Revenue Code.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	As of December 31, 2020
Balance at beginning of period	
Additions for tax positions taken during current year	$ 2,024,000
Additions for tax positions taken during prior year	—
Reductions for tax positions taken during prior years	—
Settlements	—
Expirations of statutes of limitations	—
Balance at end of period	$ 2,024,000

Of the amounts reflected above as of December 31, 2020, the entire amount would reduce the Company's effective tax rate if recognized. The Company records accrued interest and penalties related to income tax matters as part of the provision for income taxes. For the year ended December 31, 2020, the Company recognized expense related to interest and penalties on unrecognized tax benefits of $0. The Company does not believe that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings is generally 2017 through 2020.

13. Capital Requirements

Net Capital

The Company is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Securities Exchange Act of 1934. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than the lower of $1 million or 2% of aggregate debit items arising from customer transactions. As of December 31, 2020, the Company's net capital was $27.5 million, which was approximately $25.2 million in excess of its required net capital of $2.3 million, and its percentage of aggregate debit balances to net capital was 24%.

Special Reserve Account

The Company is subject to Customer Protection Rule 15c3-3 which requires segregation of funds in a special reserve account for the exclusive benefit of customers. As of December 31, 2020, the Company had cash deposits of $324.9 million in the special reserve accounts which was $5.0 million in excess of the deposit requirement of $319.9 million. After adjustments for deposit(s) and / or withdrawal(s) made on January 2, 2021, the Company had $1.0 million in excess of the customer reserve requirement.

14. Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

15. Commitments, Contingencies and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business.

On January 22, 2021, the California Department of Financial Protection and Innovation proposed that StockCross enter into a consent order related to StockCross and one of its registered representatives for activities that occurred prior to its acquisition by Siebert. The California proposed order seeks an aggregate amount of approximately $900,000 in relation to this matter. Based on the facts of the matter as well as historical resolutions, the Company does not believe that the matter will have a material impact on the Company's financial statements.

As of December 31, 2020, all other legal matters are without merit or involve amounts which would not have a significant effect on the financial statements of the Company.

Overnight Financing

The Company has available lines of credit for short term overnight demand borrowing of up to $15 million with both BMO Harris Bank and Texas Capital Bank as of December 31, 2020. As of December 31, 2020, the Company had no outstanding loan balances with either institution. There are no commitment fees or other restrictions on the credit lines and the Company utilizes customer or firm securities as a pledge for short-term borrowing needs.

The interest expense and the cash paid for related to the utilization of these credit lines were both $18,000 for the year ended December 31, 2020. There were no fees associated with the utilization of these credit lines for the year ended December 31, 2020.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is self-insured with respect to employee health claims. The Company maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $50,000 per employee. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

The Company had an accrual of $53,000 as of December 31, 2020, which represents the historical estimate of future claims to be recognized for claims incurred prior to the period.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

16. Employee Benefit Plans

The Company through its affiliate, Kennedy Cabot Acquisition, LLC ("KCA"), sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company or KCA during the year ended December 31, 2020.

17. Related Party Disclosures

StockCross

StockCross and the Parent were under common control of the Gebbia Family, and prior to January 1, 2020, StockCross served as one of the clearing broker-dealers for the Company. Effective January 1, 2020, StockCross was merged with and into the Company.

Kennedy Cabot Acquisition, LLC

KCA is an affiliate of the Company and is under common ownership with the Company. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company for payroll and related functions, the entirety of which KCA passes through to the Company proportionally. In addition, KCA has purchased the naming rights of the Company for the Company to use.

KCA sponsors a 401(k)-profit sharing plan which covers substantially all of the Company's employees. Employee contributions to the plan are at the discretion of eligible employees. There were no contributions by the Company or KCA to the plan for the year ended December 31, 2020.

In January 2020, the Company sold approximately $288,000 worth of a private equity security to KCA at cost.

The Company may, from time to time, benefit from services performed by management and executives of its Parent. The Company's results from operations may be different if this relationship did not exist. However, this benefit is considered immaterial and accordingly management has not recognized a related expense.

Park Wilshire Companies, Inc.

Park Wilshire Companies, Inc. ("PWC"), a wholly-owned subsidiary of the Parent, brokers the insurance policies for related parties. As of December 31, 2020, the Company had a receivable from PWC totaling approximately $18,000.

Gloria E. Gebbia

The Company has entered into various debt agreements with Gloria E. Gebbia, the Parent's principal stockholder. *See "Note 10 – Notes Payable - Related Party" for additional detail.*

Gloria E. Gebbia has extended loans to certain Company employees for the purchase of the Parent's shares. These transactions have not materially impacted the financial statements of the Company or the Parent.

Gebbia Sullivan County Land Trust

The Company operates on a month-to-month lease agreement for its branch office in Omaha, Nebraska with the Gebbia Sullivan County Land Trust, the trustee of which is a relative of the Gebbia Family. Rent expense was $60,000 for this branch office for the year ended December 31, 2020.

18. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2020 and through February 28, 2021, the date of the filing of this report.

Pursuant to a stock purchase agreement dated as of January 31, 2021, the Parent acquired an interest of 5% of OpenHand Holdings, Inc. ("OpenHand") common stock for consideration of a total of $2,231,000 consisting of $850,000 in cash and 329,654 restricted shares of the Parent's common stock valued at $1,381,000 or $4.19 per share. The value of the restricted stock was determined using the thirty (30) day trading average. The Parent agreed to register the shares issued to OpenHand by filing a selling shareholder registration statement.

The Parent also received an option to purchase an additional 7.5% of OpenHand for approximately $4.5 million, based upon a $60 million valuation of OpenHand.

Other than the event described above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.